HIVE Blockchain Technologies Ltd.

Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(Expressed in US dollars)

(Unaudited)

NOTICE OF NO AUDITOR REVIEW

The accompanying unaudited condensed interim consolidated financial statements of HIVE Blockchain Technologies Ltd. (the "Company") have been prepared by and are the responsibility of the Company's management. In accordance with National Instrument 51-102, the Company discloses that its independent auditor has not performed a review of these condensed interim consolidated financial statements.

HIVE Blockchain Technologies Ltd. Condensed Interim Consolidated Statements of Financial Position (Expressed in US dollars unless otherwise indicated) (Unaudited)

	June 30,	March 31,
	2021	2021
Assets
Current assets
Cash	$26,911,842	$40,290,513
Amounts receivable and prepaids (Note 9)	8,910,521	8,768,109
Investments (Note 8)	8,636,997	981,736
Digital currencies (Note 10)	82,157,798	57,499,720
	126,617,158	107,540,078

Data centre equipment (Note 11)	44,777,485	21,598,803
Deposits (Note 12)	58,559,958	45,532,751
Investment in sublease (Note 16)	35,133	76,744
Right of use asset (Note 16)	2,480,947	2,978,284
Intangible asset (Notes 6, 7)	14,954,429	604,070
Total assets	$247,425,110	$178,330,730

Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities	$4,561,137	$3,478,137
Taxes payable	-	73,085
Current portion of lease liability (Note 16)	1,512,367	1,910,712
Current portion of term loan (Note 15)	2,273,208	-
Loans payable (Notes 5, 14, 25)	1,223,702	4,396,191
	9,570,414	9,858,125

Convertible loan - liability component (Note 13)	6,130,203	6,290,741
Convertible loan - derivative component (Note 13)	10,303,943	9,418,331
Term Loan (Note 15)	8,625,145	-
Loan payables (Notes 5, 14, 25)	17,137,393	17,137,393
Lease liability (Note 16)	942,671	1,153,127
Total liabilities	52,709,769	43,857,717

Equity
Share capital (Note 19)	299,212,817	259,905,407
Reserves and accumulated other comprehensive income	7,538,330	5,195,324
Deficit	(112,035,806)	(130,627,718)
Total equity	194,715,341	134,473,013
Total liabilities and equity	$247,425,110	$178,330,730

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Blockchain Technologies Ltd. Condensed Interim Consolidated Statements of Income and Comprehensive Income (Expressed in US dollars unless otherwise indicated) (Unaudited)

	Three months period ended June 30,
	2021	2020

Revenue from digital currency mining (Note 10)	$37,239,767	$6,580,282

Cost of digital currency mining
Operating and maintenance costs	(6,220,684)	(3,987,271)
Depreciation (Notes 6, 11, 16)	(6,899,182)	(1,629,869)
	24,119,901	963,142

Revaluation of digital currencies (Note 10)	(3,426,017)	1,325,864
Gain on sale of digital currencies (Note 10)	4,106,057	747,466
Hosting revenue	1,742,906	-

Expenses
General and administrative (Note 21)	(2,314,873)	(944,560)
Foreign exchange gain	528,868	217,525
Share-based compensation (Note 19)	(2,322,426)	(395,989)
	(4,108,431)	(1,123,024)

Unrealized loss on investments (Note 8)	(5,808,523)	-
Change in fair value of derivative liability (Note 13)	(885,612)	-
Gain on sale of subsidiary (Note 5)	3,171,275	-
Finance expense	(319,644)	(114,754)
Net income for the period	$18,591,912	$1,798,694

Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Translation adjustment	323,575	(516,897)
	323,575	(516,897)
Net income and comprehensive income for the period	$18,915,487	$1,281,797

Basic income per share	$0.05	$0.00
Diluted income per share	$0.05	$0.00

Weighted average number of common shares outstanding
Basic (Note 20)	376,609,984	367,151,232
Diluted (Note 20)	395,657,852	376,231,983

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Blockchain Technologies Ltd. Condensed Interim Consolidated Statements of Changes in Equity (Expressed in US dollars unless otherwise indicated) (Unaudited)

	Share capital			Cumulative		Total
			Equity	translation		equity
	Shares issued	Amount	reserve	adjustment	Deficit	(deficiency)
		$	$	$	$	$
At March 31, 2020	327,145,564	188,542,547	5,974,398	(263,108)	(173,167,402)	21,086,435
Share-based compensation	-	-	1,654,346	-	-	1,654,346
Shares offering	16,363,500	64,543,080	-	-	-	64,543,080
Share issuance costs	-	(1,842,480)	-	-	-	(1,842,480)
Quebec acquisition	15,000,000	2,458,470	-	-	-	2,458,470
Exercise of options	7,476,972	5,836,600	(2,056,713)	-	-	3,779,887
Vesting of restricted stock units	1,626,000	342,742	(476,717)	-	-	(133,975)
Shares issued for services	100,000	24,448	-	-	-	24,448
Income for the year	-	-	-	-	42,539,684	42,539,684
Translation adjustment	-	-	-	363,118	-	363,118
At March 31, 2021	367,712,036	259,905,407	5,095,314	100,010	(130,627,718)	134,473,013
Share-based compensation	-	-	1,816,191	-	-	1,816,191
Shares offering	2,378,400	7,554,266	-	-	-	7,554,266
Share issuance costs	-	(279,072)	-	-	-	(279,072)
Atlantic acquisition	5,000,000	18,874,701	-	-	-	18,874,701
Shares issued for investment	4,000,000	12,726,694	-	-	-	12,726,694
Exercise of options	79,423	196,730	(68,903)	-	-	127,827
Vesting of restricted stock units	440,500	234,091	272,143	-	-	506,234
Income for the period	-	-	-	-	18,591,912	18,591,912
Translation adjustment	-	-	-	323,575	-	323,575
At June 30, 2021	379,610,359	299,212,817	7,114,745	423,585	(112,035,806)	194,715,341

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Blockchain Technologies Ltd. Condensed Interim Consolidated Statements of Cash Flows (Expressed in US dollars unless otherwise indicated) (Unaudited)

	Three months period ended June 30,
	2021	2020
Operating activities
Income for the period:	$18,591,912	$1,798,694
Adjusted for:
Depreciation	6,899,182	1,629,869
Gain on sale of subsidiary	(3,171,275)	-
Unrealized loss on investment	5,808,523	-
Change in fair value of derivative liability	885,612	-
Accretion on convertible debt - liability portion	589,462	-
Share-based compensation	2,322,426	395,989
Interest expense	64,995	111,652
Changes in non-cash working capital items:
Amounts receivable and prepaids	701,297	(2,137,687)
Taxes payable	(73,085)	(144,545)
Digital currencies	(24,658,078)	(2,964,379)
Accounts payable and accrued liabilities	(2,554,959)	1,826,608
Cash provided by operating activities	5,406,012	516,201

Investing activities
Deposits on equipment	(13,136,152)	(137,819)
Investments	(499,980)	-
Quebec acquisition	-	(1,235,873)
Purchase of mining equipment	(11,291,587)	(2,309,260)
Cash divested from sale of subsidiary	(237,254)	-
Cash used in investing activities	(25,164,973)	(3,682,952)

Financing activities
Exercise of options	399,970	489,874
Shares offering	7,275,194	-
Repayment of debenture	(750,000)	-
Lease payments made, net of lease payments received	(661,459)	(507,629)
Cash (used in) provided by financing activities	6,263,705	(17,755)

Effect of exchange rate changes on cash	116,584	(702,911)
Net change in cash during the period	(13,378,671)	(3,887,417)
Cash, beginning of period	40,290,513	5,130,127
Cash, end of period	$26,911,842	$1,242,710

Supplemental cash flow information
Share consideration issued for Quebec acquisition	$-	$2,458,470
Share consideration issued for Atlantic acquisition	$18,694,219	$-
Share consideration issued for investments	$12,963,804	$-

Supplemental disclosures:
Interest paid	$286,047	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

1. Nature of Operations

HIVE Blockchain Technologies Ltd. (the "Company") was incorporated in the province of British Columbia on June 24, 1987.  The Company is a reporting issuer in each of the Provinces and Territories of Canada and is listed for trading on the TSXV, under the symbol "HIVE.V", as well on the Nasdaq's Capital Markets Exchange under "HIVE", and on the Open Market of the Frankfurt Stock Exchange under "HBF".  The Company's head office is located at Suite 855, 789 Pender Street, Vancouver, BC, V6C 1H2, and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

In connection with the Company's change of business filed in September 2017 ("Change of Business"), the Company acquired digital currency mining data centre equipment in Iceland.  Following the initial acquisition, the Company acquired additional data centre equipment in Iceland and Sweden throughout fiscal 2018.  Phases one and two of Sweden commenced operations on January 15, 2018 and March 31, 2018 respectively, while phase three commenced operations on April 30, 2018.  On April 9, 2020 the Company also acquired a data centre in Quebec, Canada (Note 6). On April 15, 2021 the Company also acquired a data centre in New Brunswick, Canada (Note 7). The Company is in the business of providing infrastructure solutions, including the provision of computational capacity to distributed networks, in the blockchain industry.  The Company's operations are focused on the mining and sale of digital currencies.  Digital currencies are subject to risks unique to the asset class and different from traditional assets.  Additionally, at times assets may be held by third party custodians or exchanges that are limited in oversight by regulatory authorities.

The negative impact on the global supply chain related to the COVID-19 pandemic has presented challenges to the Company including increased shipping costs and obtaining equipment from China on a timely basis that has led to delays. Additionally, the Company faces uncertainty in the availability of equipment from suppliers as it relates to the Company's ASIC equipment.

2. Basis of Presentation

(a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting of the International Financial Reporting Standards" ("IFRS") as issued by the International Accounting Standards Board ("IASB") and follow the same accounting policies and methods of application as the Company's March 31, 2021 annual audited financial statements, unless otherwise noted.  Accordingly, they should be read in conjunction with the Company's most recent annual statements.

The consolidated financial statements have been prepared on a historical cost basis except for some financial instruments that have been measured at fair value.

The Company is in the business of the mining and sale of digital currencies, many aspects of which are not specifically addressed by current IFRS guidance. The Company is required to make judgements as to the application of IFRS and the selection of accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgements; however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company's earnings and financial position as presented.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on October 1, 2021.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

2. Basis of Presentation (continued…)

(b) Consolidation

These unaudited condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, which are controlled by the Company (the "Group"). Control is achieved when the parent company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has all of the following: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect its returns.

The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases. All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

As of June 30, 2021, the Company had the following wholly owned subsidiaries: HIVE Blockchain Switzerland AG, Bikupa Datacenter AB, Bikupa Datacenter 2 AB, Hive Digital Data Ltd., 9376-9974 Quebec Inc., and GPU Atlantic Inc.  HIVE Blockchain Switzerland AG had one wholly owned subsidiary, HIVE Blockchain Iceland ehf.

(c) Presentation and functional currency

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities are translated using the year end foreign exchange rate. Non-monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions are included in the profit and loss.  The functional currency for HIVE Blockchain Technologies Ltd. is the Canadian dollar, and it is the US dollar for its other wholly owned subsidiaries.

(d) Comprehensive income (loss)

Total comprehensive income (loss) comprises all components of profit or loss and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses from translating the financial statements of an entity's whose functional currency differs from the presentation currency.

(e) Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition over the fair value of the net tangible and intangible assets acquired. Following the initial recognition, goodwill is measured at cost less and accumulated impairment losses.

Goodwill has an indefinite useful life, is not subject to amortization and is tested for annually for any impairment, or more frequently in the case that events or circumstances indicate that they may be impaired.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

3. Significant Judgements

(a) Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company's digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing.  Changes to these factors may have an impact on the judgment applied in the determination of the Company's functional currency.

(b) Digital assets - accounting

The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2, Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets.  If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders' margin, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognized in profit or loss.

(c) Assessment of transactions as an asset acquisition or business combination

Management determines whether assets acquired and liabilities assumed constitute a business.  A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Whether an acquisition is classified as a business combination or asset acquisition can have a significant impact on the presentation made on and after acquisition.

The Company completed the Quebec Acquisition in April 2020 (Note 6) and the Atlantic Acquisition in April 2021 (Note 7) and concluded that both entities acquired qualified as a business combination under IFRS 3, "Business Combinations". Accordingly, the Quebec Acquisition and the Atlantic Acquisition have been accounted for as a business acquisition.

(d) Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed "cryptocurrency mining".  As consideration for these services, the Company receives digital currency from each specific network in which it participates ("coins").  Income from digital currency mining is measured based on the fair value of the coins received.  The fair value is determined using the spot price of the coin on the date of receipt.  The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re-measured at each reporting date.  Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit and loss in accordance with the Company's treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies.  Management has examined various factors surrounding the substance of the Company's operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

3. Significant Judgements (continued…)

(e) Contingencies

Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur.  Such contingencies include, but are not limited to, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments.  The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.

4. Significant Estimates

(a) Determination of asset and liability fair values and allocation of purchase consideration

Significant acquisitions require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future performance of these assets.

(b) Carrying value of assets

The Company evaluates each asset or cash generating unit every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use. The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as the relationship between mining rewards and the required computing power, digital currency prices, the periodic contribution margin of digital currency mining activities, changes in underlying costs, such as electricity, and technological changes. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit and loss.

(c) Depreciation

Depreciation of data centre equipment is an estimate of its expected life.  In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(d) Deferred and current taxes

The determination of the Company's tax expense for the year and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities, the deferral and deductibility of certain items and interpretation of the treatment for tax purposes of digital currencies by taxation authorities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management's best estimate of the probable outcome of these matters.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

4. Significant Estimates (continued…)

(e) Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (Note 10) and are included in current assets.  Digital currencies are carried at their fair value determined by the spot rate less costs to sell.  The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company's earnings and financial position.  Fair value is determined by taking the price of the coins at 2400 hours (per the Central European Time zone) from the exchanges which the Company most frequently uses.

(f) Share-based compensation

The Company utilizes the Black-Scholes Option Pricing Model ("Black-Scholes") to estimate the fair value of stock options granted to directors, officers, employees, consultants and charities. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options. Any changes in these assumptions could have a material impact on the share-based compensation calculation value, however the most significant estimate is the volatility.  Expected future volatility can be difficult to estimate as the Company has a limited operating history and is in an emerging industry with no comparable publicly traded competitors at the time of grant. Due to the emerging nature of the industry, volatility estimates require significant estimates. The Company estimated volatility based on historic share prices of companies operating in emerging innovative industries. Historical volatility is not necessarily indicative of future volatility.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

5. Norway Acquisition

In May 2018, the Company completed the acquisition of two entities in Norway (the "Norway Acquisition"), Liv Eiendom AS ("Liv Eiendom") and Kolos Norway AS ("Kolos").

As consideration for the acquisition, the Company made cash payments of 55,576,560 Norwegian Kroner ("NOK") (US$6,902,498) to the former shareholders of Kolos, issued 4,750,000 common shares, issued 1,250,000 warrants exercisable at C$1.24 for a period of five years and incurred cash transaction costs of $428,127 related to the acquisition.

On May 10, 2021, the Company completed the sale of the net assets of Kolos Norway AS:

Net liability disposed of	$3,371,275
Less: Payment to acquirer	(200,000)
Gain on disposal	$3,171,275

The following are balance sheet items that were derecognized in the sale of the subsidiary:

May 10, 2021
Assets
Current assets
Cash and equivalents	$37,254
Amounts receivable and prepaids	878
Total assets	$38,132

Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities	$82,540

Loans payable	3,326,867
Total liabilities	3,409,407

Net Assets	$(3,371,275)

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

6. Quebec Acquisition

On April 8, 2020, the Company completed the acquisition of 100% of the common shares of 9376-9974 Quebec Inc. ("9376"), a cryptocurrency mining operation located in Lachute, Quebec from Cryptologic Corp.

In consideration for 100% of the common shares of 9376, the Company paid total consideration of $3,738,809 consisting of:

(i) Issuance of 15,000,000 common shares on closing valued at a price of C$0.23 per common share for a total of $2,458,470 (C$3,450,000); and

(ii) Cash payment of $1,235,873 (C$1,734,315) and holdback of $44,466.

The allocation of the total purchase price to the net assets acquired is as follows:

Prepaid expenses	$719,699
Data Centre Equipment (Note 11)	2,322,077
Right of use asset (Note 16)	2,469,327
Intangible asset*	872,545
Accounts Payable	(175,512)
Lease liability	(2,469,327)
Net assets acquired	$3,738,809
Cash paid	1,235,873
Shares issued	2,458,470
Holdback payable	44,466
Total consideration	$3,738,809

*Intangible asset relates to favourable supply arrangements acquired as part of the business acquisition and is being amortized over the term of the existing facility lease.

7. Atlantic Acquisition

On April 15, 2021, the Company completed the acquisition of 100% of the common shares of GPU Atlantic. In consideration for 100% of GPU Atlantic, the Company paid total consideration of 5,000,000 common shares on closing valued at a total of $18.7 million (C$23.7 million). 1,000,000 of the common shares were allocated to a holdback and to GPU One earn-out upon delivery of certain earn-out conditions.

GPU Atlantic has a 50-megawatt data centre campus located in New Brunswick, Canada.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

7. Atlantic Acquisition (continued…)

Current assets	$671,709
Data centre equipment	12,898,994
Land	662,910
Buiding	4,576,290
Sales taxes refunds	75,780
Intangible assets	3,947,481
Goodwill	10,469,997
Accounts payable	(3,198,591)
Long term debt	(11,410,351)
Net Assets Acquired	$18,694,219
Consideration paid	18,694,219
Total Consideration	$18,694,219

As part of the transaction, the Company also acquired a $10,898,353 (C$13,639,249) term loan (Note 15) included in the long-term debt acquired.

The purchase price allocation for acquisitions reflects various fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, the valuation of intangible assets acquired, and residual goodwill. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company's consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected. The Company expects to finalize the accounting for the acquisition by March 31, 2022.

8. Investments

The Company's investment holdings that are not traded in active markets by the Company are considered investments.  Investments are accounted for as financial assets which are initially recognized at fair value and subsequently measured through fair value through profit or loss

On April 21, 2021, the Company completed a share swap transaction with DeFi Technologies Inc. ("DeFi Technologies"), pursuant to which HIVE received 10,000,000 common shares of DeFi Technologies, in exchange for 4,000,000 common shares of the Company, valued at C$16.0 million.

As at June 30, 2021, in addition to the investment of Defi Technologies, the Company holds a number of non-material investments in both private and public companies. Investments were valued at $8,636,997 (March 31, 2021 - $981,736).

Realized gain on the sale of investments during the period ended June 30, 2021 was $nil (June 30, 2020 - $nil).

Unrealized loss on investments during the period ended June 30, 2021 was $5,808,523 (June 30, 2020 - $nil)

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

9. Amounts Receivable and Prepaids

	June 30, 2021	March 31, 2021
Sales tax receivable	$3,313,572	$3,586,643
Prepaid expenses and other receivables	2,337,981	1,922,498
Energy tax receivable	1,443,004	1,443,004
Receivable on sale of subsidiary*	1,815,964	1,815,964
Total	$8,910,521	$8,768,109

 * Receivable is conditional upon ruling by the by the Swedish Tax Authority related to an ongoing value added tax process. If the ruling is favourable then the amounts will be received; otherwise the amounts will not be collectible.  Management has assessed the collectibity using a probability model under a range of scenarios and this receivable reflects the results of that process.

10. Digital Currencies

As at June 30, 2021, the Company's digital currencies consisted of the below digital currencies, with a fair value of $82,157,798 (March 31, 2021 - $57,499,720).  Digital currencies are recorded at their fair value on the date they are received as income from digital currency mining, and are revalued to their current market value less costs to sell at each reporting date.

The Company's holdings of digital currencies consist of the following:

	June 30, 2021	March 31, 2021
Ethereum	$63,061,322	$38,640,733
Ethereum Classic	93,695	-
Bitcoin	19,002,781	18,858,987
Total	$82,157,798	$57,499,720

The continuity of digital currencies was as follows:

	June 30, 2021	March 31, 2021
Opening balance	$57,499,720	$3,455,756
Digital currency mined	37,239,767	66,697,924
Digital assets received	-	1,057,334
Digital currency sold	(9,705,262)	(38,437,132)
Revaluation adjustment	(2,876,427)	24,725,838
Ending balance	$82,157,798	$57,499,720

During the period ended June 30, 2021 the Company sold digital currencies for proceeds totalling $13,811,319 (June 30, 2020 - $6,400,887) with a cost of $9,705,262 (June 30, 2020 - $5,653,421), and recorded a gain on sale of $4,106,057 (June 30, 2020 - gain of $747,466).

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

11. Data Centre Equipment

Cost	Data Centres
Balance, March 31, 2020	$82,284,690
Quebec acquisition (Note 6)	2,322,077
Additions	20,924,181
Balance, March 31, 2021	105,530,948
Atlantic acquisition (Note 7)	18,138,194
Additions	11,374,258
Balance, June 30, 2021	$135,043,400

Accumulated depreciation and impairment
Balance, March 31, 2020	$75,868,990
Depreciation	8,063,155
Balance, March 31, 2021	83,932,145
Depreciation	6,333,770
Balance, June 30, 2021	$90,265,915

Carrying amount
Balance, March 31, 2021	$21,598,803
Balance, June 30, 2021	$44,777,485

12. Deposits

The Deposits at June 30, 2021 and March 31, 2021 relate to required amounts on account with electricity providers in Sweden and deposit for equipment purchases, consisting of:

Description	June 30, 2021	March 31, 2021
Vattenfall AB	$1,589,377	$1,494,617
Bodens Energi	770,387	724,456
Equipment Deposits	56,200,194	43,313,678
Total	$58,559,958	$45,532,751

13. Convertible Loan

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15,000,000 with U.S. Global Investors, Inc. ("U.S. Global").  The Interim Executive Chairman of the Company is a director, officer and controlling shareholder of U.S. Global.

The Debentures mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum.  The Debentures will be issued at par, with each Debenture being redeemable by the Company at any time, and convertible at the option of the holder into common shares (each, a "Share") in the capital of the Company at a conversion price of CAD$3.00 per Share.  Interest will be payable monthly and principal will be payable quarterly.  In addition, U.S. Global was issued 5.0 million common share purchase warrants (the "Warrants"). Each whole Warrant entitles U.S. Global to acquire one common at an exercise price of CAD$3.00 per Share for a period of three years from closing.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

13. Convertible Loan (continued…)

The Company determined that the Convertible Loan contained an embedded derivative and that the conversion feature does not qualify as equity as it does not satisfy the "fixed for fixed" requirement as the number of potential common shares to be issued is contingent on a variable carrying amount for the financial liability. The financial liability is variable because the functional currency of Hive Blockchain Technologies Ltd. is Canadian dollars and the Convertible Loan is denominated in US dollars, therefore the amount of common shares to be issued depends on the foreign exchange rate at the date of settlement. Consequently, the conversion feature is classified as a derivative liability.

The Company allocated the proceeds of $15,000,000 first to derivative component for $8,560,630, with the residual value to the the liabliity component for $6,439,370. The derivative component was valued on initial recognition using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 0.69%; an expected volatility of 105%; an expected life of 2.71 years; a forfeiture rate of zero; and an expected dividend of zero.

Liability Component

Balance, March 31, 2020	$-
Value on initial recognition	6,439,370
Principal payment	(658,333)
Accretion	509,704
Balance, March 31, 2021	6,290,741
Principal payment	(750,000)
Accretion	589,462
Balance, June 30, 2021	$6,130,203

Derivative Component

Balance, March 31, 2020	$-
Value on initial recognition	8,560,630
Change in fair value of liability	857,702
Balance, March 31, 2021	9,418,331
Change in fair value of liability	885,612
Balance, June 30, 2021	$10,303,943

The derivative component is re-valued each reporting period. As at June 30, 2021, the derivative component was revalued at $10,303,943 (March 31, 2021 - $9,418,331) using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 1.75%; an expected volatility of 105%; an expected life of 2.63 years; a forfeiture rate of zero; and an expected dividend of zero. Accordingly, the Company recorded a change in the fair value of the derivative liability of $885,612.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

14. Loans Payable

As part of the Norway Acquisition (Note 5) the Company assumed loans with a principal balance of $2,559,599 (NOK 20,915,000). The loans from the Norway Acquisition are in default as at March 31, 2021. On May 10, 2021, the Company sold the Norway subsidiary (Note 5). A continuity of the loan balance from the date of the Norway Acquisition to March 31, 2021 is as follows:

	Norway	Boden	Total
	(Notes 5)	(Note 25)
Balance - March 31, 2020	2,713,073	-	2,713,073
Additions (Note 25)	-	18,361,495	18,361,495
Interest	207,678	-	207,678
Foreign exchange movement	251,338	-	251,338
Balance - March 31, 2021	3,172,089	18,361,495	21,533,584
Interest	25,133	-	25,133
Foreign exchange movement	129,645	-	129,645
Sale of Norway subsidiary (Note 5)	(3,326,867)	-	(3,326,867)
Balance - June 30, 2021	-	18,361,495	18,361,495
Less: Current portion	-	(1,224,102)	(1,224,102)
Non-current portion	$-	$17,137,393	$20,309,482

15. Term Loan

As part of the Atlantic acquisition (Note 7), the Company acquired a $10,898,353 (C$13,639,249) term loan. The facility bears interest at 3.33% per annum and has a maturity date of February 28, 2022. Principal payment of C$189,434 plus interest is payable monthly. The current portion of the loan was $2,273,208.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

16. Right of Use Asset and Lease Liability

The Company adopted a new lease standard and recognized $360,361 of lease liability on April 1, 2019. The lease liability was measured at the present value of the remaining lease payments of $360,361 as of April 1, 2019, discounted using an incremental borrowing rate of that date of 6%. The Company recorded a right of use asset of the same amount which relates to its long-term office lease. Depreciation of the right of use asset is calculated using the straight-line method over the remaining lease term.

During the period ended June 30, 2021, the Company recognized interest expense on the lease liability of $40,881 (June 30, 2020 - $66,306) which was recorded within finance expense.

Cost	Right of Use Assets
Balance, March 31, 2020	$2,790,800
Additions (Note 6)	2,469,327
Foreign exchange	493,001
Balance, March 31, 2021	$5,753,128
Foreign exchange	200,983
Balance, June 30, 2021	$5,954,111

Accumulated Depreciation
Balance, March 31, 2020	$(550,526)
Depreciation	(2,181,512)
Foreign exchange	(42,806)
Balance, March 31, 2021	$(2,774,844)
Depreciation	(580,962)
Foreign exchange	(117,358)
Balance, June 30, 2021	$(3,473,164)

Carrying Amount
Balance, March 31, 2021	$2,978,284
Balance, June 30, 2021	$2,480,947

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

16. Right of Use Asset and Lease Liability (continued…)

Lease Liability
Balance, March 31, 2020	$2,343,938
Additions (Note 6)	2,469,327
Lease payments made	(2,561,297)
Interest expense on lease liabilities	236,600
Foreign exchange	575,271
Balance, March 31, 2021	$3,063,839
Lease payments made	(704,089)
Interest expense on lease liabilities	40,881
Foreign exchange	54,407
2,455,038
Less: current portion	(1,512,367)
Balance, June 30, 2021	$942,671

Lease Disclosures
Interest expense on lease liabilities	$40,881
Income from sub-leasing	$1,019
Total cash outflow for leases	$704,089

Maturity Analysis - Undiscounted Contractual Payments
Less than 1 year	$1,598,563
1 to 2 years	$968,160
$2,566,723

During the year ended March 31, 2020, the Company sub-leased the office space to an arm's length tenant.  The Company has recorded a net investment in sublease of $360,361 measured at either an amount equal to the leased asset or the carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the incremental borrowing rate on April 1, 2019. The following is a reconciliation of the changes in the net investment in sublease:

Balance, March 31, 2020	$234,152
Lease accretion	9,786
Receipts	(167,194)
Balance, March 31, 2021	$76,744
Lease accretion	1,019
Receipts	(42,630)
Balance, June 30, 2021	$35,133

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

17. Commitments and Contingencies

(a) Service agreements

The Company has a service agreement to operate and maintain their data centre computing equipment for the purpose of mining crypto currency on the cloud.  As part of the arrangement, proprietary software is installed on the Company's computing equipment to assist in optimizing the use of the equipment.

(b) Power purchase agreement

The Company has a supplemental power pricing arrangement that was entered into in order to fix 12 MW of electricity consumption each month at a set price.  The fixed price agreement was assessed and is being accounted for as an executory contract whereby the monthly electricity costs are expensed as incurred.

(c) Capital and other commitments:

There were no capital or other commitments at the current or prior year end in addition to the commitments disclosed above.

(d)  Obligations on Mining equipment

The Company had purchase commitments of $38,511,100.

18. Related Party Transactions

The Company had the following related party transactions not otherwise disclosed in these consolidated financial statements:

a) As at June 30, 2021, the Company had $41,149 (March 31, 2020 - $182,787) due to directors for the reimbursement of expenses included in accounts payable and accrued liabilities.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the period ended June 30, 2021, key management compensation includes salaries and wages paid to key management personnel and directors of $140,547 (June 30, 2020 - $216,443) and share-based payments of $1,078,380 (June 30, 2020 - $371,602).

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

19. Equity

(a) Authorized

Unlimited common shares without par value

Unlimited preferred shares without par value

(b) Issued and fully paid common shares

During the period ended June 30, 2021, the Company:

  Issued 79,423 common shares for proceeds of C$158,846 ($127,827) pursuant to the exercise of 79,423 options at a price of C$2.00 per option.
  Issued 440,500 common shares with a value of $506,234 pursuant to the vesting of 440,500 restricted share-units.  An amount of $272,143 was reallocated from reserves to share capital in connection with the vesting of these restricted share-units
  Issued 2,378,400 common shares (the "ATM Shares") pursuant to the ATM Equity Program for proceeds of C$9,306,469 ($7,554,266).  The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$3.91.  Pursuant to the Equity Distribution Agreement associated with the Equity Distribution Agreement, a cash commission of $226,627 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.
  Subsequent to the period ended June 30, 2021, the Company issued 4,980,000 common shares (the "ATM Shares") pursuant to the ATM Equity Program for proceeds of C$19,161,593 ($15,234,265).  The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$3.85.  Pursuant to the Equity Distribution Agreement, a cash commission of $457,030 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.

During the year ended March 31, 2021, the Company:

  Issued 15,000,000 common shares with a value of C$3,450,000 ($2,458,470) to Cryptologic Corp. in connection to the acquisition of 9376-9974 Quebec Inc.
  Issued 100,000 common shares with a value of C$22,875 ($24,448) to a contractor in exchange for services completed.
  Issued 1,626,000 common shares with a value of $584,244 pursuant to the vesting of 1,626,000 restricted share-units.  An amount of $241,502 was reallocated from reserves to share capital in connection with the vesting of these restricted share-units
  Issued 7,476,972 common shares for proceeds of C$4,673,819 ($3,779,887) pursuant to the exercise of 187,500 options at a price of C$0.29, 5,625,000 options at a price of C$0.30 per option, 300,000 options at a price of C$0.62 per option, 1,344,472 options at a price of C$2.00 per option, and 20,000 options at a price of C$2.85 per option.  An amount of $2,056,713 was reallocated from reserves to share capital in connection with the exercise of these options.
  Issued 16,363,500 common shares (the "ATM Shares") pursuant to the ATM Equity Program for proceeds of C$81,726,582 ($64,543,080).  The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$4.99.  Pursuant to the Equity Distribution Agreement , a cash commission of $1,842,480 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.

As at June 30, 2021 no common shares were held in escrow.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

19. Equity (continued…)

(c) Stock options

The Company has established a rolling Stock Option Plan (the "Plan"). Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis. The maximum term of each option shall not be greater than 10 years. The exercise price of each option shall not be less than the market price of the Company's shares at the date of grant. Options granted to Consultants performing Investor Relations activities shall vest over a minimum of 12 months with no more than 1/4 of such options vesting in any 3-month period. All other options vest at the discretion of the Board of Directors.

Following is a summary of changes in stock options outstanding for the period ended June 30, 2021:

			Weighted average
	Outstanding		exercise price
Balance, March 31, 2020	20,893,168	C$	0.57
Granted	1,138,000		4.52
Forfeited	(1,000,000)		0.62
Exercised	(7,476,972)		0.63
Balance, March 31, 2021	13,554,196	C$	0.87
Granted	775,000		3.93
Exercised	(79,423)		2.00
Balance, June 30, 2021	14,249,773	C$	1.03

The stock options outstanding and exercisable as at June 30, 2021, are as follows:

Outstanding	Exercisable	Exercise price		Expiry date
676,502	676,502	C$	0.30	September 14, 2022
10,000	-		3.14	February 11, 2026
50,000	10,000		2.99	June 4, 2026
5,075,000	5,075,000		0.30	September 14, 2027
1,042,771	1,042,771		2.00	October 11, 2027
250,000	250,000		2.00	March 26, 2028
2,000,000	2,000,000		0.62	September 18, 2028
500,000	500,000		0.27	December 21, 2028
2,812,500	1,757,812		0.29	February 10, 2030
100,000	50,000		0.38	May 29, 2030
8,000	8,000		2.16	December 24, 2030
1,000,000	125,000		5.00	February 23, 2031
175,000	-		5.03	April 6, 2031
550,000	-		3.67	April 29, 2031
14,249,773	11,495,085

Subsequent to June 30, 2021, the Company issued 136,154 common shares for proceeds of C$144,808 from the exercise of stock options.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

19. Equity (continued…)

(d) Warrants

Following is a summary of changes in warrants outstanding for the period ended June 30, 2021:

	Warrants		Weighted average
	outstanding		exercise price
Balance, March 31, 2020	1,250,000	C$	1.24
Issued	5,000,000		3.00
Balance, March 31, 2021 and June 30, 2021	6,250,000	C$	1.24

 The warrants outstanding and exercisable as at June 30, 2021, are as follows:

Outstanding		Exercisable		Exercise price	Expiry date
1,250,000	*	400,000	C$	1.24	May 22, 2023
5,000,000		5,000,000	C$	3.00	January 12, 2024
6,250,000		5,400,000

* Of the 1,250,000 warrants granted as part of the Norway Acquisition (Note 7), 400,000 vest upon the receipt of all regulatory permits required to commence construction of a digital currency mining data centre in Ballangen Norway. A further 450,000 warrants vest upon the commencement of the mining of digital currency or other revenue generating activity on the property.

(e) Restricted share-units

The Company has established a Restricted Share Unit Plan (the "RSU Plan").  Under the RSU Plan, together with any other share compensation arrangement, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis.  Currently, the RSU Plan has a limit of 10 million shares, which is not rolling.  The Board may in its own discretion, at any time, and from time to time, grant RSUs to any employee, director or consultant of the Company or its subsidiaries (collectively, "Eligible Persons"), other than persons conducting investor relations activities, from time to time by the Board, subject to the limitations set forth in the RSU Plan. The Board may designate one or more performance periods under the RSU Plan.  In respect of each designated performance period and subject to the terms of the RSU Plan, the Board may from time to time establish the grant date and grant to any Eligible Person one or more RSUs as the Board deems appropriate.

Following is a summary of changes in restricted share units outstanding for the period ended June 30, 2021:

Outstanding
Balance, March 31, 2020	3,100,000
Granted	310,000
Exercised	(1,626,000)
Balance, March 31, 2021	1,784,000
Exercised	(440,500)
Balance, June 30, 2021	1,343,500

 Subsequent to June 30, 2021, the Company issued 77,000 common shares under the  RSU plan.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

19. Equity (continued…)

(f) Share-based compensation

During the period ended June 30, 2021, $1,816,191 (June 30, 2020 - $153,557) of share-based compensation expense was recognized in relation to the vesting of options, and $506,234 (June 30, 2020 - $242,432) of share-based compensation expense was recognized in relation to the vesting of RSU's.

The following weighted average assumptions were used for the valuation of the stock options:

	2021	2020
Risk-free interest rate	0.42%	1.32%
Expected life (years)	5.00	6.00
Annualized volatility	105%	120%
Dividend rate	0.00%	0.00%

20. Income and Loss per Share

Income (loss) per common share represents net income (loss) for the period divided by the weighted average number of common shares outstanding during the period.

Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

	Three months ended	Three months ended
	June 30, 2021	June 30, 2020
Basic weighted average number of common shares outstanding	376,609,984	367,151,232
Effect of dilutive stock options and warrants	13,238,585	9,080,751
Effect of convertible loan	5,809,283	-
Diluted weighted average common shares outstanding	395,657,852	376,231,983

21. General and Administrative Expenses

General and administrative expenses were comprised of the following for the periods ending:

	June 30, 2021	June 30, 2020
Management fees, salaries and wages	$171,660	$119,771
Marketing	84,749	37,716
Office, administration, and regulatory	1,268,742	711,241
Professional fees, advisory, and consulting	789,722	75,832
Total	$2,314,873	$944,560

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

22. Financial Instruments and Risk Management

The fair values of investments were measured using the cost, market or income approaches.  The investments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values, with the designation based upon the lowest level of input that is significant to the fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3 Inputs: Unobservable inputs for the asset or liability (Unobservable inputs reflect management's assumptions on how market participants would price the asset or liability based on the information available).

Valuation of Assets that use Level 2 Inputs ("Level 2 Assets").  The fair value of Level 2 assets would use the quoted price from the exchanges which the Company most frequently uses, with no adjustment.

The Company is exposed, in varying degrees, to a variety of financial related risks. The fair value of the Company's financial instruments, including cash, amounts receivable, investments, and accounts payable and accrued liabilities approximates their carrying value due to their short-term nature. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts as at June 30, 2021. The majority of cash is deposited in bank accounts held primarily with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

For the custody of its digital currencies, the Company uses the services of two financial institutions through custodial agreements, one financial institution located in Liechtenstein and another in the United States.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due.  The Company manages company-wide cash projections centrally and regularly updates projections for changes in business and fluctuations cause in digital currency prices and exchange rates.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

22. Financial Instruments and Risk Management (continued…)

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign exchange rates.  Exchange rate fluctuations affect the costs that the Company incurs in its operations as well as the currency in which the Company has historically raised capital.

The Company's presentation currency is the US dollar and major purchases are transacted in US dollars, while all financing to date has been completed in Canadian dollars.  As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than an entity's functional currency.  A portion of the Company's general and administrative costs are incurred mainly in currencies separate from each entity's functional currency, such as Swiss Francs, the Euro, the Swedish Krona, and Icelandic Krona.  The fluctuation of these currencies in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company's assets and liabilities and the amount of shareholders' equity.

The Company's net monetary position in the significant foreign currencies as of June 30, 2021 is summarized below with the effect on earnings before tax of a 10% fluctuation of each currency relative to the functional currency of the entity holding it to the USD dollar:

	Net Monetary Position	Impact of 10% variance
	June 30, 2021	in foreign exchange rate
	(USD$ equivalent)	(in foreign currency)
US Dollars	23,196,323	2,108,757
Canadian Dollars	592,734	43,494
Swiss Francs	(117,058)	11,236
Swedish Krona	527,807	5,498
Icelandic Krona	753,945	543

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company's cash account.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.  The Company is not exposed to any significant price risks with respect to its financial instruments.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

23. Digital Currency and Risk Management

Digital currencies are measured using Level 2 inputs (Note 10).

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required. A decline in the market prices for coins could negatively impact the Company's future operations.  The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile.  Historical performance of digital currencies are not indicative of their future price performance.  The Company's digital currencies currently consist of Ethereum, Ethereum Classic, and Bitcoin.  The table below shows the impact of the 25% variance in the price of each of these digital currencies on the Company's earnings before tax, based on their closing prices at June 30, 2021.

Impact of 25% variance in price
Ethereum	$15,765,331
Ethereum Classic	23,424
Bitcoin	4,758,195

24. Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital and reserves.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended March 31, 2021.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

25. Loss on Sale of Swedish Subsidiary

On March 31, 2021, the Company completed the sale of the net assets of Boden Technologies AB:

Consideration:
Cash	$10
Receivable[1]	1,821,454
1,821,464

Less: Net assets derecognized	(25,263,683)
Loss on disposal	$(23,442,219)

1) Receivable is conditional upon ruling by the by the Swedish Tax Authority related to an ongoing value added tax process. If the ruling is favourable then the amounts will be received; otherwise the amounts will not be collectible.  Management has assessed the collectability using a probability model under a range of scenarios and this receivable reflects the results of that process.

March 31, 2021
Assets
Current assets
Cash and equivalents	$464,123
Amounts receivable and prepaids	7,693,866
8,157,989

Receivable from Bikupa	18,361,495
Data centre equipment	-
Deposits	-
Investment in sublease	-
Right of use asset	-
Total assets	$26,519,484

Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities	$1,255,801

Lease liability	-
Total liabilities	1,255,801

Net Assets	$25,263,683

As part of the sale, the Company incurred a loan payable of $18,361,495 to Boden, of which $1,223,702 is current. The loan payable has an amortization term of 15 years under which annual principal and interest payments are required. Interest is set at the Swedish Government Borrowing Rate +1% . The loan payable is contingently forgiven based on a favourable ruling from the Swedish Tax Authority on the ongoing value tax assessment.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2021
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

26. Segmented Information

The Company operates in one segment, the mining and sale of digital currencies.  External revenues are attributed by geographical location, based on the country from which services are provided.

June 30, 2021	Canada	Sweden	Iceland	Bermuda	Total
Revenue from digital currency mining	$-	$-	$-	$37,239,767	$37,239,767

June 30, 2020	Canada	Sweden	Iceland	Total
Revenue from digital currency mining	$6,580,282	$-	$-	$6,580,282

The Company's non-current tangible assets are located in the following jurisdictions:

June 30, 2021	Canada	Sweden	Iceland	Bermuda	Total
Data centre equipment	$24,558,557	$12,245,311	$2,892,659	$5,080,958	$44,777,485
ROU Asset	1,747,345	733,602	-	-	2,480,947
	$26,305,902	$12,978,913	$2,892,659	$5,080,958	$47,258,432

March 31, 2021	Canada	Sweden	Iceland	Total
Data centre equipment	$5,519,758	$12,849,969	$3,229,076	$21,598,803
ROU Asset	1,928,889	1,049,395	-	2,978,284
	$7,448,646.87	$13,899,364	$3,229,076	$24,577,087